UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pandora Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698354107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 9,205,552
7. Sole Dispositive Power 0
8. Shared Dispositive Power 9,205,552

9. Aggregate Amount Beneficially Owned by Each Reporting Person 9,205,552

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.4%

12. Type of Reporting Person (See Instructions) CO, IA

1

CUSIP 698354107

Item 1.

(a) Name of Issuer

Pandora Media, Inc.

(b) Address of Issuer's Principal Executive Offices

2101 Webster Street, Suite 1650, Oakland, CA 94612

Item 2.

(a)	The names of the persons filing this statement are: Crosslink Capital, Inc.

(b)	The principal business office of the Filers is located at: Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 698354107
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CUSIP 698354107

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

The Stock reported as beneficially owned by Crosslink on its cover page includes the shares of Stock also beneficially owned by the Crosslink affiliates listed below (the “Crosslink Affiliates”). Crosslink is filing this Schedule 13G on behalf of itself and the Crosslink Affiliates.

1.	Crosslink Ventures IV Holdings, L.L.C. (“Ventures IV Holdings”)

(a) Amount of stock beneficially owned: 2,665,542

(b) Percent of class: 1.3

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,665,542

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,665,542

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CUSIP 698354107
2.	Crossover Fund IV Management, L.L.C. (“Fund IV Management”)

(a) Amount of stock beneficially owned: 2,327,334

(b) Percent of class: 1.1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,327,334

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,327,334

3. Crossover Fund V Management, L.L.C. (“Fund V Management”)

(a) Amount of stock beneficially owned: 4,076,964

(b) Percent of class: 2.0

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,076,964

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 4,076,964

4. Crosslink Verwaltungs GmbH (“Vewaltungs”)

(a) Amount of stock beneficially owned: 135,712

(b) Percent of class: 0.1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 135,712

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 135,712

5. Michael J. Stark

(a) Amount of stock beneficially owned: 9,205,552

(b) Percent of class: 4.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 9,205,552

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 9,205,552

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Crosslink is the investment adviser to investment funds (the “Funds”), of which Ventures IV Holdings, Fund IV Management, Fund V Management or Verwaltungs is the general partner, manager or holder of Class B Units. Mr. Stark is the control person of Crosslink, Ventures IV Holdings, Fund IV Management, Fund V Management and Verwaltungs. James Feuille, a U.S. citizen and a shareholder and employee of Crosslink, and a member of Fund IV Management, Fund V Management and Ventures IV Holdings, is a director of the Issuer and is the representative of Crosslink and the Crosslink Affiliates.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Crosslink and the Crosslink Affiliates are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, each of them disclaims beneficial ownership of the securities reported on this Schedule 13G except to the extent of that person’s pecuniary interest therein.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Not applicable. This Schedule 13G is not filed pursuant to rule 13d-1(b) or 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Crosslink Capital, Inc. By: /s/ Mihaly Szigeti, Chief Compliance Officer